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                                October 13, 2023

       Andrea Bernatova
       Chief Executive Officer
       ESGEN Acquisition Corp
       5956 Sherry Lane, Suite 1400
       Dallas, TX 75225

                                                        Re: ESGEN Acquisition
Corp
                                                            Registration
Statement on Form S-4
                                                            Filed September 18,
2023
                                                            File No. 333-274551

       Dear Andrea Bernatova:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed September 18, 2023

       General

   1. Please highlight the material risks to public warrant holders, including those arising from differences between
private and public warrants. Clarify whether recent common stock trading prices exceed
the threshold that would allow the company to redeem public
                                                        warrants. Clearly
explain the steps, if any, the company will take to notify all shareholders, including
beneficial owners, regarding when the warrants become eligible for redemption.
   2.                                                   Please disclose the
sponsor and its affiliates    total potential ownership interest in the
                                                        combined company,
assuming exercise and conversion of all securities.
   3. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
 Andrea Bernatova
FirstName LastNameAndrea
ESGEN Acquisition Corp Bernatova
Comapany
October 13,NameESGEN
            2023       Acquisition Corp
October
Page 2 13, 2023 Page 2
FirstName LastName
4. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
5. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
6. We note that you have potential arrangements to sell additional securities to raise funds to to support the business combination. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-
         redeeming shareholders.
7. We understand that Barclays Capital Inc. ("Barclays") and Citibank Global Markets Inc.
         ("Citi"), the lead underwriters in your SPAC IPO, intend to waive the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was
         agreed to, and clarify the SPAC   s current relationship with Barclays
and Citi.
8. Please describe what relationship existed between Barclays and Citi and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by the underwriters. For example, clarify whether the underwriters had any role in the identification or evaluation of business combination targets.
9. Disclose whether Barclays or Citi provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the underwriters were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that
         Barclays and Citi had performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
10. Please tell us whether you are aware of any disagreements with Barclays or Citi regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that the underwriters were to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays and Citi are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
11. Please provide us with any correspondence between the underwriters and the SPAC relating to the underwriters' resignation. Provide us with similar correspondence between
         Piper and Sunenergy and/or the SPAC.
 Andrea Bernatova
FirstName LastNameAndrea
ESGEN Acquisition Corp Bernatova
Comapany
October 13,NameESGEN
            2023       Acquisition Corp
October
Page 3 13, 2023 Page 3
FirstName LastName
12. Please provide us with a letter from the underwriters stating whether each agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with the firms and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If the firms do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that the firm withdrew from its role as and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management.
13. Please revise to clarify Cohen's role regarding the business combination and related agreements, given your disclosure on page 137 that Cohen was engaged as financial advisor, yet Houlihan provided the fairness opinion.
14.      We note from the first page of Annex K that ESGEN had discussions with
Sunergy
         and Houlihan Capital, LLC regarding the Sunergy's financial projections. If your board was provided, reviewed and considered these projections please revise to disclose the projections and all material assumptions underlying them and how your board considered them. Also revise to discuss when the projections were prepared, who prepared them and when they were provided during the course of negotiations.
15.      The discussion of the risks related to your Up-C structure, the Tax Receivable Agreement and the resulting redirection of cash flows to the pre-
         business combination owners should be enhanced and given more prominence in your prospectus. Please revise your prospectus cover page to disclose that the TRA confers significant economic benefits to the pre-business combination owners, redirects cash flows to the TRA participants at the expense of the rest of your shareholders, and materially affects your liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the pre-business combination owners, your disclosure should quantify the range of payments associated with agreement.
 Andrea Bernatova
FirstName LastNameAndrea
ESGEN Acquisition Corp Bernatova
Comapany
October 13,NameESGEN
            2023       Acquisition Corp
October
Page 4 13, 2023 Page 4
FirstName LastName
16. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Cover Page

17. We note your disclosure shareholders should be aware that Barclays has resigned from its role as underwriter in connection with the business combination. We also note your disclosure that Citi terminated and waived any rights to receive deferred underwriting commissions. Please disclose on the cover page Citi's resignation. Interests of ESGEN Directors and Officers and the Sponsor in the Business Combination, page
45

18.      We note the disclosure on page 47 that the SPAC sponsor/affiliate
may    purchase
         SPAC securities in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
Risk Factors
We depend on a limited number of suppliers of solar energy system components..., page 66

19. We note your risk factor that your supply chain may be impacted by the COVID-19
         pandemic and Russia   s war against Ukraine. We also note the effect
you mention of the
         UFLPA. Revise to specifically explain and quantify the impact of each of these events.
         Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
Our rebranding and rebranding strategy following the Business Combination..., page 78

20. We note your disclosure regarding your rebranding strategy. In the appropriate section, please elaborate on your rebranding strategy and explain what you mean by "we intend to rebrand our offerings." Also explain the "substantial costs" involved. Andrea Bernatova
FirstName LastNameAndrea
ESGEN Acquisition Corp Bernatova
Comapany
October 13,NameESGEN
            2023       Acquisition Corp
October
Page 5 13, 2023 Page 5
FirstName LastName
Inflation could result in decreased value from future contractual payments..., page 82

21. We note your risk factor indicating that inflation could adversely affect your costs. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Revise your similar disclosures on pages 274 and 291 and quantify the impact you mention.
We have suppliers that are based or manufacture the products we sell..., page
82

22. We note your disclosure on pages 67, 83 and 275 regarding Russia's invasion of Ukraine.
         Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
         Russia   s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May
         2022.
Increases in the cost or reduction in supply..., page 86

23. Revise to clarify whether the tariffs and other regulatory measures you discuss have had or are expected to have a material impact on Sunenergy's operations and financial condition.
On April 3, 2023 and April 12, 2023, Barclays and Citi..., page 118

24.      Please revise your disclosure to highlight for investors that the
underwriter   s withdrawal
         indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that the underwriter's were previously involved with the transaction.
The Business Combination Agreement
Background of the Business Combination
Negotiations with Sunergy, page 139

25. Please revise your disclosure in this section to explain how ESGEN representatives determined the initial $500 million enterprise value proposed to Sunenergy.
26. We note your disclosure that Sunergy and ESGEN agreed to set the enterprise value at $525 million and the consideration payable to Sunergy equityholders was to be valued at $410 million. Please revise to disclose all material factors that the ESGEN Board relied upon in agreeing to the valuation, including any material analysis performed in connection with the valuation. Explain the quantitative factors regarding why the enterprise value increased and the consideration payable to Sunergy equityholders was decreased from what was initially discussed.
 Andrea Bernatova
ESGEN Acquisition Corp
October 13, 2023
Page 6
The ESGEN Board's Reasons for Approval of the Business Combination, page 152

27. Please expand to describe the financial analyses mentioned in the second bullet on page
         153 and the "materials provided by Sunenergy."
Interests of ESGEN Directors and Officers and the Sponsor in the Business Combination, page
190

28. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
29. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This
         could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
30.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. Accounting for the Business Combination, page 240

31. We note in multiple locations throughout your document that you characterize the merger between ESGEN Acquisition Corporation and Sunergy Renewables, LLC as a transaction between entities under common control. It is unclear how you have reached this conclusion, as it appears Sunergy does not control ESGEN prior to the consummation of the transaction, nor were the two companies under common ownership or control. Tell us why the transaction is not a reverse recapitalization, whereby ESGEN should be treated as
         the    acquired    company for financial reporting purposes.
Accordingly, for accounting
         purposes, the Business Combination would be treated as the equivalent of Sunergy issuing stock for the net assets of ESGEN, accompanied by a recapitalization. Please modify your transaction accounting disclosures throughout the document accordingly, or otherwise describe to us in detail the relationship between Sunergy and ESGEN prior to the business combination that supports of your common control conclusion.
Employment    Agreements, page
FirstName LastNameAndrea        301
                              Bernatova
Comapany
32.        NameESGEN
       Please             Acquisition
              file the employment       Corp identified in the last paragraph
of this section.
                                    agreements
OctoberRefer to Item
        13, 2023      601(b)(10)(iii)
                   Page 6             of Regulation S-K.
FirstName LastName
 Andrea Bernatova
FirstName LastNameAndrea
ESGEN Acquisition Corp Bernatova
Comapany
October 13,NameESGEN
            2023       Acquisition Corp
October
Page 7 13, 2023 Page 7
FirstName LastName
Management of New PubCo Following The Business Combination, page 303

33. Please revise your disclosure regarding the background and history of your executive officer and director to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of each executive officer and director during the past five years, including the dates and duration of their employment.
Beneficial Ownership, page 308

34. Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by Sea Otter Advisors LLC. Exclusive Forum, page 326

35. Please update this section to disclose whether the exclusive forum provision applies to the
         Exchange Act. We note your risk factor on page 106 that the exclusive forum provision will not apply to the Exchange Act. Please ensure the proposed charter makes clear whether the exclusive forum provision applies to the Exchange Act or tell us how you will inform investors.
Note 3. Summary of Significant Accounting Policies
Earnings Per Share, page F-54

36. We note the disclosure of how you calculate basic and diluted earnings per share for the reporting periods. Please revise the statements of operations on page F-46 to correctly calculate your EPS amount for the three months ended June 30, 2023 in accordance with that policy. Otherwise, revise this note to explain how the amount is calculated and is consistent with the guidance in ASC 260, and include a table to show your calculations.
Exhibits

37. Please file the merger agreement between Sunergy Solar LLC and Sun First Energy,
         LLC. Refer to Item 601(b)(2)(i) of Regulation S-K or advise why such agreement is not required to be filed.
38. Please file the list of subsidiaries for Sunergy Renewables, LLC. Refer to Item 601(b)(21)
         of Regulation S-K.
39.      Please file as an exhibit your supply agreement with Greentech.
 Andrea Bernatova
FirstName LastNameAndrea
ESGEN Acquisition Corp Bernatova
Comapany
October 13,NameESGEN
            2023       Acquisition Corp
October
Page 8 13, 2023 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kevin Stertzel at (202) 551-3723 or Martin James at (202) 551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Julian Seiguer, P.C.